FORM 4

1.   Name and Address of Reporting Person

     (a)  Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (b)  Dart, Kenneth B.
          P.O. Box 31363-SMB
          Cayman Islands, BWI

2.   Issuer Name and Ticker or Trading Symbol

     The Liposome Company, Inc
     LIPO
     CUSIP# 536310105

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

     July 1997

5.   If Amendment, Date of Original (Month/Year)

     Amendment; Original was filed on or about May 15, 1997.

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

     10% Owner

7.   Individual or Joint/Group Filing

     Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Acquired, Disposed of, or
      Beneficially Owned

1.   Title of Security

     Class A Common Stock

2-4.

Transaction Date   Transaction     Securities Acquired (A)
(Month/Day/Year)      Code           Amount     Price (per share)

 7/15/97               P              15,000     7.9375
 7/15/97               P              20,000     8.0000
 7/15/97               P              15,000     8.1250
 7/15/97               P              65,000     7.9375
 7/15/97               P              25,000     8.1875
 7/16/97               P             120,000     8.1250
 7/16/97               P              30,000     8.1875
 7/16/97               P              70,000     8.2500
 7/17/97               P              50,000     8.0625
 7/17/97               P             100,000     8.2500
 7/18/97               P              65,000     8.2500
 7/21/97               P              50,000     8.2500
 7/21/97               P              35,000     8.1875
 7/22/97               P              25,000     7.9375
 7/22/97               P             175,000     7.8750
 7/22/97               P              65,000     8.0000
 7/22/97               P              10,000     8.0625
 7/23/97               P              50,000     7.9375
 7/23/97               P             150,000     8.0000
 7/23/97               P             165,000     7.8750
 7/24/97               P              60,000     8.0000
 7/25/97               P              70,000     8.1250
 7/28/97               P              25,000     8.0000
 7/28/97               P              50,000     8.1700
 7/29/97               P              50,000     8.0000
 7/29/97               P              50,000     8.0625
 7/30/97               P              50,000     7.6250
 7/30/97               P              75,000     7.8750
 7/30/97               P              50,000     7.7500
 7/31/97               P              59,000     7.1250


All securities were Acquired.


5.   Amount of Securities Beneficially Owned at End of Month

     9,353,346


6.   Ownership Form:  Direct or Indirect

     9,353,346  Direct       Ross Financial Corporation

     9,353,346  Indirect     Kenneth B. Dart


7.   Nature of Indirect Beneficial Ownership

     By Ross Financial Corporation

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

NONE.

Explanation of Responses:

Kenneth B. Dart is the 100% shareholder of Ross Financial
Corporation. Ross Financial Corporation owns all of the securities directly.

Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  August 5, 1997

Kenneth B. Dart
Dated:  August 5, 1997